FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Further update on US regulatory review of roxadustat in anaemia of chronic kidney disease

This announcement contains inside information

2 March 2021 07:00 GMT

Further update on US regulatory review of
roxadustat in anaemia of chronic kidney disease

AstraZeneca and FibroGen, Inc. (FibroGen) today announced that the US Food and Drug Administration (FDA) informed FibroGen that it will convene a meeting of the Cardiovascular and Renal Drugs Advisory Committee to review the new drug application for roxadustat. Roxadustat is under regulatory review for the treatment of anaemia of chronic kidney disease (CKD).

AstraZeneca and FibroGen are committed to working with the FDA ahead of the meeting and to bringing roxadustat to patients with anaemia of CKD. A date for the advisory committee meeting has not been determined.

The efficacy and safety of roxadustat, an oral hypoxia-inducible factor prolyl hydroxylase (HIF-PH) inhibitor, have been demonstrated in the pivotal Phase III programme including more than 8,000 patients and published in five peer-reviewed journals.

Roxadustat is approved in China, Japan and Chile for the treatment of anaemia in CKD in non-dialysis dependent (NDD) and dialysis-dependent (DD) adult patients, and is under regulatory review in the EU and other jurisdictions.

Anaemia
Anaemia can be a serious medical condition in which patients have insufficient red blood cells (RBCs) and low haemoglobin levels, a protein in RBCs that carries oxygen to cells throughout the body.1 Anaemia of CKD is associated with increased risk of hospitalisation, cardiovascular complications and death, frequently causing significant fatigue, cognitive dysfunction and decreased quality of life.2,3 Severe anaemia is common in patients with CKD, cancer, myelodysplastic syndrome (MDS), inflammatory diseases and other serious illnesses. Anaemia is particularly prevalent in patients with CKD.2 CKD affects nearly 700 million patients worldwide and is generally progressive, characterised by gradual loss of kidney function that may eventually lead to kidney failure.4

Roxadustat
Roxadustat, an oral medicine, is the first in a new class of treatments called HIF-PH inhibitors that promotes erythropoiesis, or red blood cell production, through increased endogenous production of erythropoietin, improved iron absorption and mobilisation, and reduction of hepcidin. Roxadustat is also in clinical development for anaemia associated with MDS and for chemotherapy-induced anaemia.

Roxadustat is approved in China, Japan (under the name Evrenzo), and Chile for the treatment of anaemia in CKD in NDD and DD adult patients. In Europe, the Marketing Authorisation Application for Evrenzo for the treatment of anaemia in CKD in NDD and DD patients was submitted by Astellas Pharma Inc. (Astellas) and accepted by the European Medicines Agency for review in May 2020.

AstraZeneca and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in the US, China and other countries in the Americas, Australia and New Zealand, as well as Southeast Asia. Astellas and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in Japan, Europe, Turkey, Russia and the Commonwealth of Independent States, the Middle East and South Africa.

Phase III programme
The Phase III programme included more than 8,000 patients and was conducted by AstraZeneca, FibroGen and Astellas. The OLYMPUS, ALPS and ANDES trials evaluated roxadustat compared to placebo in NDD patients. ROCKIES, SIERRAS and HIMALAYAS evaluated roxadustat compared to epoetin alfa in DD and incident dialysis (ID) patients. HIMALAYAS evaluated roxadustat compared to epoetin alfa in ID patients; ROCKIES and SIERRAS included ID patients.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand the underlying links between the heart, kidneys and pancreas more clearly, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

References
1.   National Institute of Diabetes and Digestive and Kidney Diseases. Anemia in Chronic Kidney Disease; 2014 [cited 10 December 2020]. Available from: URL: https://www.niddk.nih.gov/health-information/kidney-disease/anemia.
2.   Babitt JL, Lin HY. Mechanisms of Anemia in CKD. J Am Soc Nephrol (2012); 23:1631-1634.
3.   KDOQI Clinical Practice Guidelines and Clinical Practice Recommendations for Anaemia in Chronic Kidney Disease. Am J Kidney Dis. 2006 May; 47(5): S1-S132.
4.   Bikbov B et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2020; 395(10225):709-33.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary